Mail Stop 6010

January 9, 2008

Alexander L. Weis, Ph.D.
Chief Executive Officer
Oncovista Innovative Therapies, Inc.
14785 Omicron Drive, Suite 104
San Antonio, Texas 78245

> **Re:** **Oncovista Innovative Therapies, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form SB-2**
> **Filed January 9, 2008**
> **File No. 333-147360**

Dear Dr. Weis:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 54
Director Compensation, page 55

1. Please update your disclosure relating to executive and director compensation to disclose compensation paid during the fiscal year ended December 31, 2007.

Signatures, page II-7

2. We note your response to our prior comment 2. Please revise the title next to the second signature for Dr. Weis appearing on page II-7 so that it reads "Chief Executive Officer and Director" rather than just "Director."

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Robert Steven Brown
        Gary M. Emmanuel
        Reitler Brown & Rosenblatt LLC
        800 Third Avenue, 21st Floor
        New York, New York 10022